Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Penn West Energy Trust - Conference call and webcast announcement

    CALGARY, Nov. 10 /CNW/ - Penn West Energy Trust is scheduled to release third quarter financial results on Monday, November 13, 2006 after market closing. Following the release of its financial results, Penn West will conduct a conference call as outlined below:

    <<
    Date:     Tuesday, November 14, 2006

    Time:     9:00 a.m. M.T.

    Call:     866-249-5221  Toll Free North America
              416-644-3421 Toronto Area

    Replay:   877-289-8525, passcode 21202469 followed by the pound key
              416-640-1917, passcode 21202469 followed by the pound key
              (recording available to November 23, 2006)

    Webcast:
    http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1592580
    >>

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 13:07e 10-NOV-06